AGAVE SILVER CORP.

1613 - 675 West Hastings Street

Vancouver, BC V6B 1N2

1-604-687-4622

1-888-267-1400

www.creamminerals.com

October 25, 2013	TSX Venture Exchange Symbol: AGV

Agave Silver Corp. extends previously announced financing

Vancouver, BC - Agave Silver Corp. (“Agave” or the “Company”) (TSX-V: AGV; OTCQB: CRMXD) announces that the time period for closing the second tranche of its previously announced non‑brokered private placement (the “Private Placement”) has been extended for 45 days.

The Private Placement consists of up to 10,000,000 units of the Company (“Units”) at a price of $0.10 per Unit. Each Unit is comprised of one common share and one common share purchase warrant, each warrant entitling the holder thereof to purchase one additional common share at a price of $0.25 for a term of two years after closing. The Company closed the first tranche of the Private Placement on October 3, 2013, issuing 6,000,000 Units for gross proceeds of $600,000. For more details on the Private Placement, see the Company’s press releases dated August 29, 2013 and October 3, 2013.

Ronald M. Lang

President and CEO

Agave Silver Corp.

For Investor Relations please call: Rob Paul at 604-817-6010 or Ron Lang at 604-558-3908.

This news release contains "forward-looking information" and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward‑looking information in this News Release includes, but is not limited to, the anticipated closing of the second tranche of the Private Placement. Forward-looking information is based on a number of assumptions which management believes are reasonable. While management considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein. Known risk factors include, among others, that the Company may not be able to close the second tranche of the Private Placement as currently anticipated, or at all.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company’s continuous disclosure filings with Canadian securities regulatory authorities at www.sedar.com. All forward-looking information herein is qualified in its entirety by this cautionary statement, and the Company disclaims any obligation to revise or update any such forward-looking information or to publicly announce the result of any revisions to any of the forward-looking information contained herein to reflect future results, events or developments, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.